.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number: 1-15467

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Vectren Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Vectren Corporation
One Vectren Square
Evansville, Indiana 47708

Note: The accompanying financial statements have been prepared for the purpose of filing with Form 5500. Supplemental schedules required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

Investment Committee
Vectren Corporation Retirement Savings Plan
Evansville, Indiana

We have audited the accompanying statements of net assets available for benefits of the Vectren Corporation Retirement Savings Plan (Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Evansville, Indiana
June 26, 2014

VECTREN CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
($ In Thousands)

	At December 31,
	2013	2012

ASSETS
Investments, at fair value
Mutual funds	173,722	140,841
Vectren Corporation Common Stock Fund	25,830	23,489
Common trust funds	34,216	34,819

Total investments	$233,768	$199,149

Notes receivable from participants	4,216	3,870

Net assets available for benefits, reflecting investments at fair value	$237,984	$203,019

Adjustment from fair value to contract value for investments in common
trust fund, related to fully benefit responsive investment contracts	(368)	(1,177)

NET ASSETS AVAILABLE FOR BENEFITS	$237,616	$201,842

The accompanying notes are an integral part of these financial statements.

VECTREN CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
($ in Thousands)

For the Year Ended December 31, 2013

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Dividend, interest, and other income	$7,883
Net appreciation in fair value of investments	32,648
Total investment income	40,531

Interest income on notes receivable from participants	165
Contributions:
Employee	10,285
Employer	5,484
Total contributions	15,769

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(20,524)
Administrative expenses	(167)

Total deductions	(20,691)

Net increase	35,774

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	201,842

End of year	$237,616

The accompanying notes are an integral part of these financial statements.

Vectren Corporation Retirement Savings Plan
Notes to Financial Statements

Note 1.    Plan Description

A.	General
The Vectren Corporation Retirement Savings Plan (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.  The Plan's sponsor, Vectren Corporation (Vectren or the Company), serves as the plan administrator. Vectren, an Indiana corporation, is an energy holding company headquartered in Evansville, Indiana.  An Investment Committee has been appointed by the Company's Board of Directors to administer the Plan.  The following description of the Plan provides only general information.  With the exception of Miller Pipeline, LLC, Minnesota Limited, LLC, and Energy Systems Group, LLC, all of Vectren's wholly owned subsidiaries participate in the Plan. Participants should refer to the Summary Plan Description and/or Plan document, which was most recently amended December 19, 2013, for a more complete description of the Plan provisions. The most recent amendment did not materially impact the Plan's net assets available for benefits, changes in net assets available for benefits, or material provisions of the Plan.

B.	Participation
Employees who have completed at least one hour of service and who are expected to complete 1,000 hours of service during their first year of employment are eligible to participate in the Plan.  Employees who are not expected to meet the 1,000 hours of service threshold are eligible to participate after completing one Year of Period Service, as defined in the Plan document. For bargaining unit employees, some negotiated collective bargaining agreements have an eligible participation date that is six (6) months following the date on which the employee meets the requirements described above.

C.	Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

D.	Contributions and Vesting
Contributions are subject to limitations as defined in the Internal Revenue Code (IRC) and are currently invested in 1 percent increments in the Vectren Corporation Common Stock Fund, two common trust funds, and twenty-four mutual funds, as directed by participants.  Plan participants may elect to contribute from 1 percent to 50 percent in whole percentages, of their eligible compensation, as defined in the Plan document.  Employees who become eligible to participate in the Plan subsequent to December 1, 2004, automatically have 3 percent of their eligible compensation contributed to the Plan. The automatic deferral feature for certain participants also provides for an annual increase in the percentage deferred and is ultimately capped at 10 percent.  Such contributions are invested in fund options that consider the participants' estimated retirement date.  The participant can elect any other contribution percentage, including zero percent, and any other investment option. Additionally, bargaining unit participants may contribute more than 50 percent of any performance pay earned by the employee.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants are vested immediately in their contributions plus actual earnings thereon. All participants vest ratably in the Company's contribution portion of their account in 20 percent increments over five years.

Generally, for employees with a hire date prior to January 1, 2013 the Company is required to match 50 percent of the first 6 percent of eligible compensation contributed by all non-bargaining unit employees.  Most participants also receive an additional 3 percent contribution on eligible compensation; however, certain participants in the Plan prior to March 30, 2000, declined the additional 3 percent contribution in lieu of rights available under other qualified retirement plans.  Certain employees of Vectren's nonutility operations also do not receive the additional 3 percent contribution.

Note 1.    Plan Description, Continued

In accordance with the Plan document, beginning January 1, 2013, the Company matches 50 percent of the first 8 percent of eligible compensation contributed by all non-bargaining unit employees with a hire date effective after January 1, 2013. Most participants will also receive an additional 4 percent contribution on eligible compensation.

For bargaining unit employees, the Company's matching contribution depends on the negotiated collective bargaining arrangement, but is generally 50 percent of the first 5 percent or 6 percent of eligible compensation.  The Company's matching contribution for bargaining unit employees covered under the Utility Workers Union of America, Local 175 (UWUA) agreement is limited to $1,300 per year.  Additionally, the Company will contribute an annual contribution for employees covered under the UWUA according to an agreed upon schedule as defined in the Plan document.

The Plan restricts participants' investment in the Vectren Corporation Common Stock Fund. The Plan Administrator allows no more than 10 percent of a participant's contributions to be contributed to the Vectren Corporation Common Stock Fund. In addition, if a participant's account has a 10 percent or greater investment in the Vectren Corporation Common Stock Fund, the participant cannot make asset transfers into this fund until that portion of their balance is less than 10 percent of the total.

E.	Payment of Benefits
Upon termination, retirement, or disability, participants have the option to receive either a lump sum distribution equal to the value of their vested account balance, or periodic installments over a period not to exceed 10 years, unless benefits are less than $5,000.  If benefits are less than $5,000, participants can either receive a lump sum distribution or roll funds over into an Individual Retirement Account or other qualified plan.  Also, if a lump sum distribution is received, the participant or beneficiary may elect to receive their existing investments in the Vectren Corporation Common Stock Fund in whole shares with fractional shares paid in cash.

Upon death of a participant, the beneficiary will continue to receive benefits if the participant was already receiving benefit payments.  If the participant had not begun receiving benefit payments, the beneficiary will receive a lump sum distribution of the participant's account balance within 5 years of the participant's death unless an election was made to distribute the participant's account balance in equal installments over a period not greater than 10 years to the beneficiary.  If the beneficiary is the participant's spouse, an election can be made not to begin distributions before the participant would have reached age 70-1/2.

Once an employee reaches age 59-1/2 and has completed 5 years of service, the employee can withdraw the partial or full value of his/her account at any time without penalty. Prior to age 59-1/2, an employee can withdraw employee contributions and employer matching and discretionary contributions if the employee satisfies certain hardship requirements as defined in the Plan.  The benefits paid are limited to the amount necessary to satisfy the immediate financial need of the participant and are only available after the participant has obtained all other distributions and loans available under the Plan. After a hardship withdrawal is processed, the participant is suspended from making salary reduction contributions for a period of six consecutive months beginning the date the funds were distributed.

F.	Notes Receivable from Participants
Participants may borrow up to 50 percent of the vested amount of their account balance up to $50,000 with a minimum borrowing of $1,000.  Loans bear interest at a fixed rate of the Prime rate plus 1 percent as determined by the Plan and are collateralized by the participant's remaining balance in his/her account.  The loan repayment period cannot be less than 1 year or greater than 5 years, except when the loan proceeds were used to acquire a participant's principal residence.  Approved loans are charged a $50 fee which is deducted from the participant's account and is paid to the Trustee. A participant may have no more than one active loan outstanding.  Loan payments, both principal and interest, are made ratably though bi-weekly payroll deductions.

G.	Forfeited Accounts and Excess Contributions
At December 31, 2013 and 2012, the amount of forfeited non-vested accounts was not significant. Contributions made to the Plan by and for the benefit of highly compensated employees may be returned to them when the Plan fails discrimination testing. Such excess contributions during the year presented were not significant.

Note 1.    Plan Description, Continued

H.	Plan Termination
While it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon partial or total termination of the Plan, the participants would become fully vested in their employer contributions.

I.	Voting Rights of Vectren Corporation Common Stock Fund Participants
Each participant who has an account balance in the Vectren Corporation Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders for all shares of Vectren Corporation common stock (including fractional shares), represented by the value of the participant's interest in the Vectren Corporation Common Stock Fund.

J.	Vectren Corporation Common Stock Fund Source of Funding
While the Company has the option to issue new shares to plan participants, the Plan met participant share requirements through open market purchases during the year presented.

Note 2.    Summary of Significant Accounting Policies

A.	Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

B.	Subsequent Events
The Plan has evaluated subsequent events through the date and time the financial statements were issued.

C.	Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

D.	Payment of Benefits
Benefits are recorded when paid.

E.	Administrative Expenses
The Plan allows administrative expenses to be paid either by the Plan or the Company, at the discretion of the Company. During the year ended 2013, administrative expenses paid by the Plan were $167,000.

F.	Use of Estimates and Risks and Uncertainties
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Plan's investments are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 2.    Summary of Significant Accounting Policies, Continued

G.	Investment Valuation
The Plan provides for various investment options in investment securities.  The Plan reports these securities at fair value. Fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial Accounting Standards Board (FASB) guidance provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include
 - quoted prices for similar assets or liabilities in active markets;
 - quoted prices for identical or similar assets or liabilities in inactive markets;
 - inputs other than quoted prices that are observable for the asset or liability;
 - inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in methodologies used at December 31, 2013 and 2012. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis. The methods used to estimate fair value are described in Note 4.

H.	Benefit Responsive Investment Contracts
The Plan has a benefit responsive investment contract with a common collective trust fund managed by T. Rowe Price. The T. Rowe Price Stable Value Common Trust Fund (SVF) maintains participant directed contributions that are credited with earnings and charged for participant withdrawals and expenses.  The SVF is contractually obligated to repay principal and a specified interest rate that is guaranteed to Plan participants. The value at which Plan participants initiate permitted SVF transactions is called “contract value.”   While most investment contracts held by a defined contribution plan are required to be reported at fair value, contract value is the relevant measurement for that portion of the net assets available for benefits attributable to fully benefit responsive investment contracts. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

I.	Notes Receivable from Participants
Notes receivable from participants are presented at their amortized cost plus accrued but unpaid interest. All participant loans mature by the end of 2038, have interest rates ranging from 4.25 percent to 9.50 percent, and are collateralized by vested account balances of borrowing participants. Delinquent notes receivable from participants are reclassified as distributions based on the terms of the Plan document.

Note 3.    Investments

The following table presents the fair value of investments at December 31, 2013 and 2012. Investments that represent 5 percent or more of the Plan's net assets are separately identified:

($ in thousands)		2013	2012

1)	Vectren Corporation Common Stock Fund	$25,830	$23,489
1)	T. Rowe Price
	Stable Value Common Trust Fund	26,374	28,553
	Growth Stock Fund	23,774	17,460
	Equity Income Fund	18,362	14,907
	Balanced Fund	15,091	13,860
	Retirement 2020 Fund	14,207	11,639
	Retirement 2025 Fund	13,213	*
	PIMCO Total Return Fund	12,974	14,915
2)	Other investments less than 5% of net assets	83,943	74,326

	Total investments	$233,768	$199,149

* Investment does not represent more than 5% of the Plan's net assets at the respective financial statement date

1) A party-in-interest to the Plan

2) T. Rowe Price (TRP) is a party-in-interest to the Plan.  The Plan held (in thousands) $586 and $460 in TRP's Retirement 2005 Fund; $2,604 and $2,328 in TRP's Retirement 2010 Fund; $5,932 and $6,722 in TRP's Retirement 2015 Fund; $9,146 and $6,417 in TRP's Retirement 2030 Fund; $5,933 and $4,236 in TRP's Retirement 2035 Fund; $8,154 and $5,860 in TRP's Retirement 2040 Fund; $7,002 and $5,078 in TRP's Retirement 2045 Fund; $1,444 and $464 in TRP's Retirement 2050 Fund; $481 and $181 in TRP's Retirement 2055 Fund; $892 and $500 in TRP's Retirement Income Fund; $7,842 and $6,266 in TRP's Equity Index Common Trust Fund; $1,128 and $1,165 in TRP's Real Estate Fund; and $31 and $13 in TRP's Summit Cash Reserves Fund as of December 31, 2013 and 2012, respectively, and $9,588 in TRP's Retirement 2025 Fund as of December 31, 2012.

During the year ended December 31, 2013 the Plan's investments, including realized and unrealized gains and losses on investments, appreciated in value as follows:

($ in thousands)	2013

Mutual funds	$25,896
Common trust funds	1,957
Vectren Corporation Common Stock Fund	4,795

Total appreciation	$32,648

Note 4.    Fair Value Measurements

The following tables set forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2013 and 2012:

($ in thousands)	2013
	Level 1	Level 2	Level 3	Total
Vectren Corp Common Stock	$25,830	$—	$—	$25,830
Mutual Funds
Target date retirement funds	68,701	—	—	68,701
Fixed income funds	15,508	—	—	15,508
Domestic large cap	42,136	—	—	42,136
Mid cap	10,194	—	—	10,194
Small cap	7,673	—	—	7,673
Utilities	1,647	—	—	1,647
Balanced fund, moderate allocation	15,091	—	—	15,091
International and other funds	12,772	—	—	12,772
Common Trust Funds
Stable value fund	—	26,374	—	26,374
US equity fund	—	7,842	—	7,842
Total investments measured at fair value	$199,552	$34,216	$—	$233,768

($ in thousands)	2012
	Level 1	Level 2	Level 3	Total
Vectren Corp Common Stock	$23,489	—	—	$23,489
Mutual Funds
Target date retirement funds	52,972	—	—	$52,972
Fixed income funds	17,587	—	—	$17,587
Domestic large cap	32,367	—	—	$32,367
Mid cap	6,943	—	—	$6,943
Small cap	5,476	—	—	$5,476
Utilities	1,209	—	—	$1,209
Balanced fund, moderate allocation	13,860	—	—	$13,860
International and other funds	10,427	—	—	$10,427
Common Trust Funds
Stable value fund	—	28,553	—	$28,553
US equity fund	—	6,266	—	$6,266
Total investments measured at fair value	$164,330	$34,819	—	$199,149

The Plan uses the following methods to estimate the fair value of its investments.

Mutual Funds and Vectren Corporation Common Stock Fund
Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The fair values of shares of the Vectren Corporation Common Stock Fund are derived from the closing price reported on the New York Stock Exchange.

Note 4.    Fair Value Measurements, Continued

Common Trust Funds
The Plan invests in two common trust funds. The fair value of these funds totals $34.2 million at December 31, 2013 and $34.8 million at December 31, 2012. These investments are similar to mutual funds in that they are created by pooling of funds from investors into a common trust and such funds are managed by a third party investment manager.  These trust funds typically give investors a wider range of investment options through this pooling of funds than that generally available to investors on an individual basis.  However, unlike mutual funds, these trusts are not publicly traded in an active market; therefore, their fair value is not considered readily determinable.  The fair values are derived from a daily calculated unit value as determined by the issuer based on the fair value of the underlying investments. In relation to these investments, the Plan has no unfunded commitments. Also, the Plan, along with its participants, can exchange shares with minimal restrictions and can do so daily. However, in the event of a complete withdrawal by the Plan from its common trust fund investments, trustees may exercise certain rights that would preclude complete withdrawal for a period of up to 12 months.

T. Rowe Price Equity Index Common Trust Fund
This trust fund is primarily comprised of investments in equity securities, which represented approximately 98 percent and 99 percent of the fund's fair value as of December 31, 2013 and 2012, respectively.  Equity securities within this fund are primarily valued using quoted market prices as these instruments have active markets.  From time to time, less liquid equity securities are valued using Level 2 inputs, such as bid prices or a closing price, as determined in good faith by the investment manager.

T. Rowe Price Stable Value Common Trust Fund
This benefit responsive common trust fund is primarily comprised of guaranteed investment contracts (GICs) and synthetic investment contracts (SICs) which represented approximately 6 percent and 69 percent, respectively, of the fair value of the invested assets as of December 31, 2013, and approximately 6 percent and 67 percent, respectively, of the fair value of the invested assets as of December 31, 2012. Fair value of GlCs is determined by discounting the scheduled future payments under the contract using a market rate for contracts with maturities comparable to the average remaining life of the contract being valued. Fair value of the assets underlying the SICs consists primarily of T. Rowe Price Common Trust Fund short and intermediate term units, fixed income portfolios of government and corporate debt securities, and T. Rowe Price Managed Bond Trust units, which represent approximately 75 percent, 14 percent, and 11 percent, respectively, of the fair value of the SIC's investment contracts as of December 31, 2013. At December 31, 2012 the fair value of the assets underlying the SICs consisted primarily of fixed income portfolios of government and corporate debt securities and T. Rowe Price Managed Bond Trust units, which represented approximately 81 percent and 19 percent, respectively, of the fair value of the SIC's investment contracts. Fair value of the assets underlying the SICs is generally determined by the market value at the close of business on the valuation date. Such debt securities generally are traded in the over-the-counter market and those with original maturities of one year or more at the time of acquisition are valued at prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities. Debt securities with remaining maturities of less than one year at the time of acquisition generally use amortized cost to approximate fair value. However, if amortized cost is deemed not to reflect fair value, the securities are valued at prices furnished by dealers who make markets in such securities or by an independent pricing service. Investments in mutual funds and other collective trusts, such as those offered by banks and trust companies are valued at such fund's or trust's closing net asset value per share or unit, respectively, on the valuation date.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Changes in Fair Value Levels
To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investment for one fair value level to another. In such instances, the transfer is reported at the end of the reporting period. For the year ended December 31, 2013, there were no transfers in or out of Levels 1, 2, or 3.

Note 5.    Party-in-Interest Transactions

As identified in Note 3, the Plan invests in shares of mutual funds and common trust funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to T. Rowe Price (the Trustee) amounted to $9,900 for the year ended December 31, 2013. Substantially all of these fees are loan origination fees paid by Plan participants to T. Rowe Price. Payments of approximately $114,000 were made to Oxford Financial Group, Ltd., for legal and investment advice. Additional administrative fees of $43,100 were paid to other parties-in-interest, of which no amount paid to a single party was material. The Plan also invests in shares of common stock of the Plan's sponsor, Vectren. Additionally, Vectren performs certain services at no cost to the Plan and pays certain other general and administrative fees for the benefit of the Plan.

Note 6.    Tax Status

The Company received its last determination letter on January 31, 2013, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the 2013 determination letter. In the opinion of the Investment Committee, the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

Note 7.    Reconciliation between Financial Statements and Form 5500

A reconciliation of net assets available-for-benefits per the financial statements at December 31, 2013 and 2012, to Form 5500 follows:

($ in thousands)	2013	2012

Net assets available for benefits per the financial statements	$237,616	$201,842
Differences In:
Investments at fair value	4,216	3,870
Notes receivable from participants	(4,216)	(3,870)
Adjustment between fair value and contract value
related to fully benefit-responsive investment
contracts held by common trust fund	368	1,177

Net assets available for benefits per the Form 5500	$237,984	$203,019

A reconciliation of net investment income per the financial statements for the year ended December 31, 2013 to Form 5500 follows:

($ in thousands)	2013

Total investment income	$40,531

Interest income on notes receivable from participants	165

Adjustment between fair value and contract value
related to fully benefit-responsive investment
contracts held by common trust fund	(809)

Total investment income per the Form 5500	$39,887

SCHEDULE H
VECTREN CORPORATION RETIREMENT SAVINGS PLAN EIN (35-2086905)
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
AS OF DECEMBER 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Vectren Corporation	Common Stock Fund (VVC; 727,596 shares)	N/A	$25,829,671
*	T. Rowe Price	Stable Value Common Trust Fund (26,005,315 shares)	N/A	26,373,888
*	T. Rowe Price	Equity Index Trust Fund (124,676 shares)	N/A	7,842,130
*	T. Rowe Price	Equity Income Fund (PRFDX; 559,131 shares)	N/A	18,361,863
*	T. Rowe Price	Balanced Fund (RPBAX; 649,894 shares)	N/A	15,090,538
*	T. Rowe Price	Growth Stock Fund (PRGFX; 452,242 shares)	N/A	23,774,364
*	T. Rowe Price	Retirement 2005 Fund (TRRFX; 45,325 shares)	N/A	585,604
*	T. Rowe Price	Retirement 2010 Fund (TRRAX; 146,105 shares)	N/A	2,603,599
*	T. Rowe Price	Retirement 2015 Fund (TRRGX; 414,271 shares)	N/A	5,932,359
*	T. Rowe Price	Retirement 2020 Fund (TRRBX; 696,760 shares)	N/A	14,206,930
*	T. Rowe Price	Retirement 2025 Fund (TRRHX; 859,090 shares)	N/A	13,212,804
*	T. Rowe Price	Retirement 2030 Fund (TRRCX; 404,679 shares)	N/A	9,145,737
*	T. Rowe Price	Retirement 2035 Fund (TRRJX; 364,458 shares)	N/A	5,933,370
*	T. Rowe Price	Retirement 2040 Fund (TRRDX; 348,298 shares)	N/A	8,153,655
*	T. Rowe Price	Retirement 2045 Fund (TRRKX; 448,572 shares)	N/A	7,002,215
*	T. Rowe Price	Retirement 2050 Fund (TRRMX; 110,576 shares)	N/A	1,444,120
*	T. Rowe Price	Retirement 2055 Fund (TRRNX; 37,182 shares)	N/A	480,767
*	T. Rowe Price	Retirement Income Fund (TRRIX; 60,365 shares)	N/A	892,195
*	T. Rowe Price	Real Estate Fund (TRREX; 53,189 shares)	N/A	1,128,137
	PIMCO	Total Return Fund (PTTRX; 1,213,684 shares)	N/A	12,974,278
	Wells Fargo	Mid Cap Growth Fund (WFDSX; 289,261 shares)	N/A	10,193,547
	Dreyfus/The Boston Co.	Small Cap Value Fund (STSVX; 258,884 shares)	N/A	7,673,318
	William Blair	International Growth Fund (BIGIX; 220,792 shares)	N/A	5,941,501
	Dodge & Cox	International Stock Fund (DODFX; 132,492 shares)	N/A	5,702,439
	Vanguard	Inflation-Protected Securities Adm (VAIPX; 63,239 shares)	N/A	1,610,709
	Hennessy	Gas Utility Index Fund (GASFX; 62,146 shares)	N/A	1,646,872
*	T. Rowe Price	Summit Cash Reserves Fund (TSCXX; 31,297 shares)	N/A	31,297
*	Participants	Loans, interest rates from 4.25% to 9.50%,
		with maturity of 1 to 25 years	N/A	4,216,330
				$237,984,237

* Represents a party-in-interest to the Plan.
N/A - Not applicable, participant directed plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vectren Corporation Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTREN CORPORATION
RETIREMENT SAVINGS PLAN

June 26, 2014	/s/ Robert L. Goocher
Robert L. Goocher, Treasurer and Vice President - Investor Relations of Vectren Corporation and Chairman of the Vectren Corporation Investment Committee

Vectren Corporation Retirement Savings Plan
2013 Form 11-K
Attached Exhibits

The following Exhibits were filed electronically with the SEC with this filing.

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm